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FORM 4
======

      |_|   Check this box if no longer subject to
            Section 16. Form 4 or Form 5 obligations
               may continue. See Instruction 1(b).


         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of 1940


==================================================================

1.   Name and Address of Reporting Person*

     Hammarskjold       Philip         Ulfsson
     -----------------------------------------------
        (Last)          (First)        (Middle)

     One Maritime Plaza, Suite 1200
     -----------------------------------------------
                       (Street)

     San Francisco      CA             94111
     -----------------------------------------------
       (City)          (State)        (Zip)


==================================================================

2.   Issuer Name and Ticker or Trading Symbol


           Young & Rubicam Inc. (YNR)
     ----------------------------------------


==================================================================

3.   IRS or Social Security Number of
     Reporting Person (Voluntary)



     ----------------------------------------


==================================================================

4.   Statement for Month/Year

                        11/98
     ----------------------------------------


==================================================================

5.   If Amendment, Date of Original (Month/Year)


     ----------------------------------------


==================================================================

6.   Relationship of Reporting Person(s) to Issuer
             (Check all applicable)

                                   See
                                   Note
        X   Director               (1)  10% Owner
      -----                       -----

            Officer (give               Other (specify
      ----- title below)          ----- below)


==================================================================

7.   Individual or Joint/Group Filing (Check Applicable Line)

       x   Form filed by One Reporting Person
     -----
           Form filed by More than One Reporting Person
     -----


==================================================================

         Table I -- Non-Derivative Securities Acquired,
               Disposed of, or Beneficially Owned


=================================================================================================================================

1. Title of    2. Transaction      3. Transaction  4. Securities Acquired     5. Amount of       6. Ownership      7. Nature of
   Security       Date                Code            (A) or Disposed of (D)     Securities         Form: Direct      Indirect
   (Instr. 3)     (Month/Day/Year)    (Instr. 8)      (Instr. 3, 4 and 5)        Beneficially       (D) or            Beneficial
                                                                                 Owned at End of    Indirect (I)      Ownership
                                      -----------     ------------------------   Month              (Instr. 4)        (Instr. 4)
                                                              (A) or             (Instr. 3 and 4)
                                      Code     V      Amount  (D)      Price
   ---------      ---------------     ----   -----    -------- ------  -----     ----------------   -----------       -----------

Common Stock,      See Note (1)       See              See      See     See       See Note (1)      See Note (1)      See Note (1)
par value $0.01                       Note             Note     Note    Note
per share                             (1)              (1)      (1)     (1)




---------------------------------------------------------------------------------------------------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see
  Instruction 4(b)(v).

                                                           (Over)
                                                  SEC 1474 (7-96)




                         Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

=================================================================================================================================

1. Title of         2. Conver-     3. Trans-      4. Transac-        5. Number of Deriva-       6. Date Exercis-
   Derivative          sion or        action         tion               tive Securities Ac-        able and Expi-
   Security            Exer-          Date           Code               quired (A) or Dis-         ration Date
   (Instr. 3)          cise           (Month/        (Instr. 8)         posed of (D)               (Month/Day/
                       Price of       Day/                              (Instr. 3, 4 and 5)        Year)
                       Deriva-        Year)                                                        ------------------
                       tive Se-                                                                    Date       Expira-
                       curity                                           -------------------        Exer-      tion
                                                     Code    V             (A)       (D)           cisable    Date
  ------------         --------      -------         ----  -----         ------     -----          --------   -------

Option Shares         See Note (1)   See Note (1)    See                  See       See             See        See
                                                     Note                 Note      Note            Note       Note
                                                     (1)                  (1)       (1)             (1)        (1)





7. Title and Amount of    8. Price of    9. Number of    10. Ownership Form  11. Nature of
   Underlying Securities     Derivative     derivative       of Derivative       Indirect
   (Instr. 3 and 4)          Security       Securities       Security: Direct    Beneficial
                             (Instr. 5)     Beneficially     (D) or Indirect     Ownership
--------------------------                  Owned at End     (I)                 (Instr. 4)
                 Amount or                  of Month         (Instr. 4)
                 Number of                  (Instr. 4)
   Title         Shares
-----------      --------    ---------      ------------      --------------     ----------

See Note (1)   See Note (1)  See Note (1)   See Note (1)      See Note (1)       See Note (1)






---------------------------------------------------------------------------------------------------------------------------------



Explanation of Responses:

Note (1)

An aggregate of 19,049,135 shares of Common Stock and options to purchase an aggregate of 2,530,260 shares at $7.667 (expiring 50% in 12/01 and the remainder in 12/03) were owned by Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. (collectively "the H&F Investors") as of November 24, 1998. On November 24, 1998, the H&F Investors sold an aggregate of 6,172,487 shares of Common Stock at $28.32 per share. The sole general partner of the H&F Investors is H&F Investors III ("Investors III"). The managing general partner of Investors III is Hellman & Friedman Associates III, L.P. ("Associates III"), and the managing general partner of Associates III is H&F Investors III, Inc. ("H&F Inc."). The sole shareholder of H&F Inc. is The Hellman Family Revocable Trust (the "Trust"). Mr. F. Warren Hellman is a director of H&F Inc. and a trustee of the Trust. The investment decisions of H&F Inc. are made by an executive committee, of which Mr. Hellman is a member. The executive committee indirectly exercises sole voting and investment power with respect to the shares held by HFCP III. As a member of the executive committee, Mr. Hellman could be deemed to beneficially own such shares, but disclaims such beneficial ownership except to the extent of his indirect pecuniary interest in such shares.


    /s/ Philip Ulfsson Hammarskjold          12/10/98
---------------------------------------    -----------
  ** Signature of Reporting Person            Date


**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.
     78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                                                  SEC 1474 (7-96)